UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Victor D. Alhadeff
   3901 7th Avenue South, Suite 200
   Seattle, WA  98108

2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, Inc. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CEO and Chairman

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Common Stock               |5/7/  |C   | |215019            |A  |(1)        |                   |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/7/  |C   | |473807            |A  |(1)        |                   |I     |(2)                        |
                           |2001  |    | |                  |   |           |                   |      |                           |
___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |               |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |               |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|   A   |   D   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrant (right to     |$6.00   |5/7/ |C   | |       |97090(3)  |Immed|(4)  |Series C    |97090  |       |0           |D  |         |
purchase)             |        |2001 |    | |       |          |     |     |Preferred   |       |       |            |   |         |
                      |        |     |    | |       |          |     |     |Stock       |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant (right to     |$5.74   |5/7/ |C   | |101431 |          |Immed|(5)  |Common Stock|101431 |       |101431      |D  |         |
purchase)             |        |2001 |    | |(3)    |          |     |     |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1632.00|     |    | |       |          |(6)  |11/19|Common Stock|100    |       |100         |D  |         |
(right to purchase)   |        |     |    | |       |          |     |2007 |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |     |    | |       |          |(7)  |11/1 |Common Stock|10000  |       |10000       |D  |         |
(right to purchase)   |        |     |    | |       |          |     |2009 |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |     |    | |       |          |(8)  |11/1 |Common Stock|56567  |       |56567       |D  |         |
(right to purchase)   |        |     |    | |       |          |     |2009 |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |     |    | |       |          |(9)  |11/1 |Common Stock|12500  |       |12500       |D  |         |
(right to purchase)   |        |     |    | |       |          |     |2010 |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$6.00   |     |    | |       |          |(10) |1/24 |Common Stock|6519   |       |85686       |D  |         |
(right to purchase)   |        |     |    | |       |          |     |2011 |            |       |       |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Preferred    |(1)     |5/7/ | C  | |       |205818   |Immed|     |Common Stock|215019 |        |0           |D  |         |
Stock                 |        |2001 |    | |       |         |     |     |            |       |        |            |   |         |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Preferred    |(1)     |5/7/ | C  | |       |453532   |Immed|     |Common Stock|473807 |        |0           |I  |(2)      |
Stock                 |        |2001 |    | |       |         |     |     |            |       |        |            |   |         |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) Reflects automatic conversion of Series C Preferred Stock into common stock at a conversion ratio of .9572 shares of Series C Preferred Stock for 1 share of common stock upon the closing of BRIAZZ, Inc.'s initial public offering.

(2)  By Alhadeff Limited Partnership II.

(3) Reflects automatic conversion of warrants to purchase Series C Preferred Stock at $6.00 per share into warrants to purchase common stock at $5.74 per share effective upon the closing of BRIAZZ, Inc.'s initial public offering.

(4) Of the 97,090 warrants to purchase Series C Preferred Stock, 55,423 expire on October 22, 2003 and 41,667 expire on December 1, 2003.

(5) Of the 101,431 warrants to purchase common stock, 57,901 expire on October 22, 2003 and 43,530 expire on December 1, 2003.

(6) The option became exercisable for 25 shares on November 13, 1998 and becomes exercisable for 25 shares on each of the next three anniversaries of that date.

(7) The option became exercisable for 2,500 shares on November 1, 1999, and for 2,500 shares on November 14, 1999 and becomes exercisable for 2,500 shares on each of the next two anniversaries of November 14, 1999.

(8) The option became exercisable for 14,142 shares on November 1, 2000, and will become exercisable for 14,142 shares on each of the next two anniversaries of that date and become exercisable for the remaining 14,141 shares on November 1, 2003.

(9) The option will become exercisable for 3,125 shares on each of the first four anniversaries of November 1, 2000.

(10) The option will become exercisable for 1,630 shares on each of the first three anniversaries of January 24, 2001 and become exercisable for the remaining 1,629 shares on January 24, 2005.


                          /s/ Victor D. Alhadeff                      06/04/2001
                          ---------------------------                 ---------
                          Signature of Reporting Person               Date